NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Class A Common Stock and Class B Common Stock (together 'the Securities') of Tronox Incorporated (the 'Company') from listing and registration on the Exchange at the opening of business on October 27, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. The total average market capitalization of both the Class A and Class B Common Stock was approximately $22.2 million on September 19, 2008. The Company had previously fallen below the NYSE's continued listing standards for average global market capitalization over a consecutive 30 trading day period of not less than $75 million and $1.00 average closing price over a consecutive 30 trading day period. The Company expects to commence trading on the OTC Bulletin Board on September 30, 2008. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000 regardless of the original standard under which the issued listed. 2. The Exchange, on September 24, 2008, determined that the Securities should be suspended from trading before the opening of the trading session on September 30, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified verbally on September 22, 2008 and by letter on September 25, 2008. 3. Pursuant to the above authorization, a press release was issued on September 24, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on September 24, 2008 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on September 30, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.